UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41879

GARDEN STAGE LIMITED

(Translation of registrant’s name into English)

30th Floor, China Insurance Group Building

141 Des Voeux Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Extension of compliance period with respect to bid price deficiency

As previously disclosed on September 5, 2025, Garden Stage Limited (the “Company”) had received a notice dated September 5, 2025 from the Listings Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum bid price per Class A ordinary share of the Company (the “Class A Shares”) was below $1.00 for a period of 30 consecutive business days and the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company had a compliance period of one hundred and eighty (180) calendar days, or until March 4, 2026 (the “Initial Compliance Period”), to regain compliance with the Minimum Bid Pirce Rule.

A second notice dated March 5, 2026 was issued by Nasdaq, notifying the Company that the Company’s Class A Shares did not regain compliance with the Minimum Bid Pric Rule by the end of the Initial Compliance Period and the Company is eligible for an additional one hundred and eighty (180) calendar days, or until September 1, 2026, to regain compliance. If compliance cannot be demonstrated by the Company by September 1, 2026, the Nasdaq staff has informed the Company that it will provide written notification that the Company’s Class A Shares will be delisted. At that time, the Company may appeal the staff’s determination to a Hearings Panel.

On March 6, 2026, the share consolidation of Class A Shares was effective, pursuant to which the authorised, issued and outstanding Class A were consolidated at 200 for 1 ratio. The objective of the share consolidation is to enable the Company to regain compliance with the Minimum Bid Price Rule.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Garden Stage Limited

Date: March 9, 2026	By:	/s/ Sze Ho, CHAN
	Name:	Sze Ho, CHAN
	Title:	Chief Executive Officer

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